GREEN BANCORP

Gulf South Bank Conference

NASDAQ: GNBC
May 2017

Safe Harbor

The following information contains, or may be deemed to contain, "forward-looking statements" (as defined in the U.S. Private Securities Litigation Reform Act of 1995) giving Green Bancorp, Inc.'s ("Green Bancorp") expectations or predictions of future financial or business performance or conditions. Most forward-looking statements contain words that identify them as forward-looking, such as "plan", "seek", "expect", "intend", "estimate", "anticipate", "believe", "project", "opportunity", "target", "goal", "growing", "continue", "positions," "prospects" or "potential," by future conditional verbs such as "will," "would," "should," "could" or "may", or by variations of such words or by similar expressions that relate to future events, as opposed to past or current events. By their nature, forward-looking statements are not statements of historical facts and involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. These statements give Green Bancorp's current expectation of future events or its future performance and do not relate directly to historical or current events or Green Bancorp's historical or future performance. As such, Green Bancorp's future results may vary from any expectations or goals expressed in, or implied by, the forward-looking statements included in this presentation, possibly to a material degree.

Green Bancorp cannot assure you that the assumptions made in preparing any of the forward-looking statements will prove accurate or that any long-term financial goals will be realized. All forward-looking statements included in this presentation speak only as of the date made, and Green Bancorp undertakes no obligation to update or revise publicly any such forward-looking statements, whether as a result of new information, future events, or otherwise. In particular, Green Bancorp cautions you not to place undue weight on certain forward-looking statements pertaining to potential growth opportunities or long-term financial goals set forth herein. Green Bancorp's business is subject to numerous risks and uncertainties, which may cause future results of operations to vary significantly from those presented herein.

In addition to factors previously disclosed in Green Bancorp's reports filed with the SEC and those identified elsewhere in this communication, the following factors among others, could cause actual results to differ materially from forward-looking statements: difficulties and delays in integrating the Green Bancorp and Patriot Bancshares, Inc. businesses or fully realizing cost savings and other benefits; business disruption following the proposed transaction; changes in asset quality and credit risk; the inability to sustain revenue and earnings growth; changes in interest rates and capital markets; inflation; customer borrowing, repayment, investment and deposit practices; customer disintermediation; the introduction, withdrawal, success and timing of business initiatives; competitive conditions; the inability to realize cost savings or revenues or to implement integration plans and other consequences associated with mergers, acquisitions and divestitures; economic conditions; and the impact, extent and timing of technological changes, capital management activities, and other actions of the Federal Reserve Board and legislative and regulatory actions and reforms.

Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.

Non-GAAP Financial Information

This document includes the presentation of both GAAP (generally accepted accounting principles) and non-GAAP financial measures. Green Bancorp's management uses certain non–GAAP financial measures to evaluate its performance and believes that the presentation of non-GAAP financial measures is useful to investors because it provides investors with a more complete understanding of Green Bancorp's operational results and a meaningful comparison of Green Bancorp's performance between periods. Non-GAAP financial measures presented in this presentation or other presentations, press releases and similar documents issued by Green Bancorp may include, but are not limited to, pre-tax pre-provision return on average assets, tangible book value per common share, the tangible common equity to tangible assets ratio, the return on average tangible common equity ratio, allowance for loan losses less allowance for loan losses on acquired loans to total loans excluding acquired loans, and allowance for loan losses plus acquired loans net discount to total loans adjusted for acquired loan net discount. These non-GAAP financial measures do not have any standardized meaning and, therefore, are unlikely to be comparable to similar measures presented by comparable companies. Management may use these non-GAAP financial measures to establish operational goals and, in some cases, for measuring the performance of Green Bancorp. Please refer to the "GAAP to Non-GAAP Reconciliations" in the Annex of this presentation for a reconciliation of non-GAAP financial measures used in this presentation.

Company Snapshot

Overview

- Headquartered in Houston, Texas
- Established in 2006 via merger with Redstone Bank; completed IPO in 2014
- Focused on commercial and private banking relationships across a variety of industries, predominantly in the “Texas Triangle”

Company Highlights

Listing	NASDAQ: GNBC
Market Capitalization (May 2, 2017)	$717
Total Branches	22
Balance Sheet – Quarter Ended March 31, 2017	
Total Assets	$4,072
Total Loans Held for Investment	$3,012
Total Deposits	$3,416
Tangible Common Equity	$342
Asset Quality – Quarter Ended March 31, 2017	
NPAs / Total Assets	2.15%
NCOs / Average Loans	0.02%
Profitability – Quarter Ended March 31, 2017	
PTPP ROAA [1]	1.75%
ROATCE	8.88%
Efficiency Ratio	54.64%

$ in millions, [1] represents pre-tax pre-provision return on average assets, a non-GAAP measure used by management to evaluate the Company’s financial performance

Branch Map



Joy
Graham
Greenville
Plano
Carrollton
Irving
Fort Worth
Garland
Arlington
Dallas
Van
Tyler
Stephenville
Cleburne
Corsicana
Clifton
Palestine
Waco
Mexia
Crockett
Davy Crockett National Forest
Killeen
Centerville
Huntsville
Georgetown
Bryan
Sam Houston National Forest
Austin
Brenham
San Marcos
Houston
Pasadena
San Antonio
Gonzales
Missouri City

First Quarter 2017 Highlights

- First quarter 2017 net income totaled $7.2 million, or $0.19 per diluted common share
- Pre-tax pre-provision return on average assets of 1.75% for 1Q17, up from 1.36% in 4Q16
- Efficiency ratio of 54.6% for 1Q17, an improvement of 6.4% over the 4Q16 efficiency ratio of 61.0%
- Total energy loans have been reduced to $93.7 million, comprised of $76.3 million in loans held for investment ("HFI") and $17.4 million in loans held for sale ("HFS"), at March 31, 2017 from $292.6 million at December 31, 2015
  - This represents energy exposure of 3.1% of total gross loans and 2.5% of HFI loans, of which 0.5% is related to energy production loans
- Total deposits increased $41.4 million or 5.0% on an annualized basis in Q1 2017, with the growth bringing non-interest bearing deposits to 20.7% of total deposits
- Tangible book value per common share increased $0.19 to $9.25

Pre-Tax Pre-Provision Adjusted Net Income

- 1Q17 PTPP Adj. Net Income was impacted by $0.4 million in MARS-related expenses in addition to a $0.1 million loss on disposition of loans held for sale


$20
$18
$15
$13
$10
$8
$5
4%
3%
2%
1%
0%
$18.9
$1.0
$16.6
$3.1
$14.4
$2.9
$13.4
$0.6
$17.3
2.0%
1.7%
1.5%
1.4%
1.8%
1Q16
2Q16
3Q16
4Q16
1Q17
PTPP Adj. Net Income (L)
MARS-Related (L)
PTPP ROAA (R)

$ in millions

Investment Highlights

Well Positioned for Growth	• Scalable platform to support significant organic growth • Highly professional bankers in Houston and Dallas metro areas with capacity to drive growth • Asset sensitive balance sheet will benefit from rising rates
Attractive Core Markets	• Attractive commercial footprint supported by deposit base that is nearly entirely held in Texas • Well positioned for growth: core markets of Houston and Dallas rank[1] in the Top 5 MSAs in the nation for both 2017-2022 population growth and in the Top 10 for total MSA deposits
Improving Core Earnings Profile	• 1Q17 PTPP net income of $17 million, representing a PTPP ROAA of 1.75% vs. 1.36% for 4Q16
Capable Strategic Acquirer	• Track record of disciplined acquisitions and successful integrations • Acquisitions have provided significant strategic benefits and opportunities
Proactively Managed Energy Exposure	• Meaningfully reduced energy exposure of $293 million to $93 million over 5 quarters • Energy loans represent 3.1% of total loans as of March 31, 2017 with E&P only 0.5%
Experienced Management Team	• Management team with significant experience driving the franchise • Track record of successful strategic acquisitions, proactive management of energy exposure and building out origination teams to support growth

[1] Represents Houston and Dallas rank amongst the Top 25 largest U.S. MSAs (by population)

Scalable Platform with Attractive Growth Profile

Organic Growth

- Highly productive origination team actively generating assets and serving as the primary point of contact for our customers
  - Private and business bankers focus on emerging, affluent and small business customers
  - Commercial and specialty bankers focus on C&I, real estate, mortgage warehouse and SBA loans
- Continue to drive increased productivity of existing bankers

Banking Staff
(as of March 31, 2017)



Private Banker - 3
Business Banker - 14
Commercial Banker - 36
Specialty Banker - 15
Deposit Relationship Manager - 21
16%
40%
14%
24%

Strategic Acquisitions

- Strategic M&A remains an important growth driver
- Disciplined acquisition strategy to supplement organic growth
- Since 2010:
  - Completed 5 transactions
    - 3 whole-bank, 2 branch
  - Acquired $1.4bn in loans
  - Acquired $1.8bn in deposits

Total Loans



'12-16 CAGR: 27%
'12-'16 Organic CAGR: 11%
$1,205
$26
$1,179
$1,359
$1,359
$1,799
$251
$1,548
$3,131
$1,081
$2,050
$3,098
$3,098
$3,012
$3,012
2012
2013
2014
2015
2016
1Q17
Total Loans
Acquired in Period

Total Deposits



'12-'16 CAGR: 23%
'12-'16 Organic CAGR: 9%
$1,461
$44
$1,417
$1,447
$1,447
$1,846
$270
$1,576
$3,101
$1,103
$1,998
$3,375
$3,375
$3,416
$3,416
2012
2013
2014
2015
2016
1Q17
Total Deposits
Acquired in Period

Well Positioned in Attractive Texas Markets

Overview

- Texas remains one of the more attractive states in the U.S. from a demographic and commercial opportunity perspective:
  - Population growth expected to double U.S. average
  - If Texas were a sovereign nation, it would be the world's 12th largest economy (ahead of Australia and just behind Canada)
  - Pro-business environment with no state income taxes
  - 44 of the 51 Fortune 500 companies headquartered in Texas are located near either Houston or Dallas
  - Texas is the #1 exporter in the nation, exporting $232 billion in goods in 2016
  - Third largest share of domestic travel revenue generating $67.5 billion
- Crude oil prices have recovered since their low in 1Q16, helping drive stabilization in the production market:

Oil Rig Count	Current	1-Year Ago	% Change
Texas	426	187	128%
United States	857	431	99%

Source: Baker Hughes; oil rig count data as of April 21, 2017 (Note: figures include land, inland waters and offshore), Texas Office of the Governor (Economic Development and Tourism)

Favorable Demographics

	MSA Deposits ($ in billions) *(Top 25 Rank [1])*	2017-2022 Pop. Growth *(Top 25 Rank [1])*	2017-2022 HHI Growth *(Top 25 Rank [1])*
Houston, TX	$ 219 *(#10)*	8.8% *(#1)*	9.0% *(#7)*
Dallas, TX	$ 247 *(#7)*	8.1% *(#4)*	7.4% *(#14)*
Texas	$ 769	7.5%	8.4%
United States	**$ 11,201**	**3.8%**	**7.3%**

Source: Federal Deposit Insurance Corporation; Note: Demographic data as of June 30, 2016,
[1] Represents Houston and Dallas rank amongst the Top 25 largest U.S. MSAs (by population)

Continued Strengthening of Texas Economy



350
320
290
260
230
200
Texas Business Cycle Index
317
Feb-07
Feb-09
Feb-11
Feb-13
Feb-15
Feb-17

Source: Federal Reserve Bank of Dallas

Well Positioned in Attractive Texas Markets

Houston

- 5th most populous MSA in the U.S. (6.9 million residents)
- 3rd most headquartered location for Fortune 500 companies
- Largest export market in the U.S., with a diverse economy

Houston Employment



Construction 7.0%
Other 12.3%
Trade, Transportation, & Utilities 21.0%
Professional Services 15.2%
Edu. & Health Svcs. 12.9%
Govt. 13.2%
Leisure & Hospitality 10.6%
Manufacturing 7.7%

Dallas

- 4th most populous MSA in the U.S. (7.3 million residents)
- 4th most headquartered location for Fortune 500 companies
- Experienced the largest year-over-year percentage increase in employment among MSAs for 2016

Dallas Real GDP



4.2% CAGR
$ 353 bn
$ 434 bn
2016
2021

Regional Distribution as of March 31, 2017

Branches



Other 14%
Houston 50%
Dallas 36%

Total Branches: 22

Bankers



Other 9%
Houston 49%
Dallas 42%

Total Bankers: 89

Deposits



Other 4%
Dallas 41%
Houston 55%

Total Deposits: $3,416

$ in millions, source: BEA, Federal Deposit Insurance Corporation, Perryman Group, Texas Workforce Commission, Greater Houston Partnership

Loan Portfolio Overview

Highlights

- Commercial-focused loan portfolio with 97% of the loan portfolio focused on non-energy loans
- In-footprint focus with portfolio primarily distributed across Houston (56%) and Dallas (21%)
- Diversified loan portfolio with no concentration to any single industry in excess of 10% of total loans
- Only 5% of the loan portfolio is classified
- Large number of lending relationships with no significant borrower concentration

Historical Loan Growth & Composition



$ 3,168
$ 3,189
$ 3,048
$ 3,098
$ 3,012
9 %
11 %
32 %
12 %
9 %
27 %
9 %
11 %
34 %
11 %
8 %
28 %
9 %
9 %
36 %
13 %
6 %
27 %
8 %
8 %
37 %
13 %
3 %
31 %
8 %
7 %
37 %
14 %
3 %
31 %
1Q16
2Q16
3Q16
4Q16
1Q17
C&I (ex. Energy)
Energy
Owner Occ. CRE
Non-Owner Occ. CRE
Constr. and Dev.
SFR / Consumer

Loan Portfolio Detail as of March 31, 2017

By Class



Acquired
24%
Originated
76%

By Rate Sensitivity



Fixed
20%
Floating
80%

By Regional Distribution*



Other 5%
Remaining TX, 9%
Central TX, 9%
Dallas
21%
Houston
56%

$ in millions, loan balance and corresponding percentages exclude HFS loans, * Central TX denotes Austin, San Antonio and San Marcos

Investment Portfolio Overview

Highlights

- 1Q17 repositioning of a portion of cash to higher concentration of securities
  - Securities increased to $589mm as of March, 31 2017 from $310mm at December 31, 2016
  - Securities comprised 70% of total cash and securities as of March 31, 2017 vs. 44% as of December 31, 2016
- Average yield of securities portfolio was 1.83% for 1Q17 vs. 1.45% for Q4 2016

Portfolio Distribution [1]

Sector Allocation



Corporate 1%
Tax-Free Muni <1%
CMO 10%
Agency 20%
MBS 43%
Treasury 25%

Coupon Type



Hybrid ARMs 2%
Adj. 11%
Fixed 87%

Total Cash & Securities



Securities²
Cash
$ 474
$ 437
$ 632
$ 699
$ 845
36 %
64 %
46 %
54 %
50 %
50 %
56 %
44 %
30 %
70 %
1Q16
2Q16
3Q16
4Q16
1Q17

Cash & Sec. % of Assets	12 %	11 %	16 %	17 %	21 %

$ in millions, [1] denotes portfolio distribution based on investment portfolio par value as of March 31, 2017, [2] denotes securities excluding other investments

Deposits & Liquidity

Highlights

- Deposits comprise ~83% of overall funding at March 31, 2017
  - Total deposits increased by $41 million or 1.2% during 1Q17, to $3.4 billion
  - Cost of deposits was 0.68% in 1Q17 compared to 0.66% in 4Q16
- Loans / deposits have averaged less than 100% over the past five fiscal years
- Non-interest bearing deposits were ~21% of deposits as of March 31, 2017, increasing by $55 million during 1Q17

Deposit Composition



$ 3,057
$ 3,207
$ 3,316
$ 3,375
$ 3,416
46%
44%
42%
40%
38%
29%
33%
34%
35%
35%
6%
5%
5%
5%
6%
19%
18%
19%
19%
21%
1Q16
2Q16
3Q16
4Q16
1Q17
Noninterest-bearing
Interest-bearing transaction
MMDA and savings
Certificates and other time

Funding Profile [1]



$4,017
16%
67%
6%
11%
83% Deposit Funded
Sources of Funds
Equity
Other
Noninterest-bearing
Interest-bearing
$4,017
5%
5%
14%
76%
Uses of Funds
Loans
Securities
Nonearning Assets
Other Earning Assets

Loans / Deposits Ratio



100%
82.4%
93.9%
97.5%
101.0%
91.8%
88.2%
2012
2013
2014
2015
2016
1Q17

$ in millions, [1] represents the 1Q17 mix of funding sources and the average assets in which those funds are invested as a percentage of average total assets

Asset Quality Reflects Improving Risk Profile

- Nonperforming assets (NPAs) totaled $87.5 million or 2.15% of period end assets at March 31, 2017 compared to $106.3 million or 2.64% of period end assets at December 31, 2016
- Allowance for loan losses was 1.06% of total loans at March 31, 2017, and the allowance for loan losses plus the acquired loan net discount to total loans adjusted for the acquired loan net discount was 1.30%
- Provision expense of $6.1 million in the first quarter of 2017 reflects the addition of:
  - $4.9 million in reserves related to energy loans
  - $1.1 million charge-off due to the sale of an energy loan

Asset Quality



2.16%
2.74%
3.36%
3.05%
2.86%
2.01 %
2.44 %
3.31 %
2.64 %
2.15 %
1.60%
2.12%
3.07%
2.48%
2.31%
1Q16
2Q16
3Q16
4Q16
1Q17
NALs / Total Loans
NPLs / Total Loans
NPAs / Total Assets

Allowance for Loan Losses Ratio [1]



1.25%
1.49%
1.18%
0.85%
1.06%
1Q16
2Q16
3Q16
4Q16
1Q17

[1] Based on percentage of total gross loans held for investment

Overview of Energy Portfolio Progress

- The Managed Asset Reduction Strategy (MARS) was announced on April 28, 2016 during the first quarter conference call with $277 million of energy loans.
- The primary goal of MARS was to de-risk the loan portfolio, remove balance sheet volatility and position the company for normalized earnings results and growth through an accelerated resolution of the company's energy assets, primarily via payoff or sale
  - Since inception, the program has resolved $184 million of energy production and oil field services loans
- The company's total energy exposure stood at $76 million or 2.5% of total loans as of March 31, 2017 (excluding $17.4 million of loans held for sale), comprised of $14.1 million in energy production loans and $62.2 million in oil field services loans

Energy Portfolio Resolution History



$ 277
$ 166
$ 111
$ 250
$ 140
$ 110
$ 169
$ 104
$ 65
$ 120
$ 82
$ 38
$ 93
$ 62
$ 31
$ 17
$ 76
$ 62
$ 14
1Q16
2Q16 (incl. HFS)
3Q16 (incl. HFS)
4Q16 (incl. HFS)
1Q17 (incl. HFS)
HFS
1Q17 (excl. HFS)
$ in millions
Energy Production
Oil Field Services
Held for Sale

Performance Metrics

Efficiency Ratio



75%
70%
65%
60%
55%
50%
45%
50.8%
55.4%
61.9%
61.0%
54.6%
1Q16
2Q16
3Q16
4Q16
1Q17
Reported

EPS



$0.50
$0.25
$0.00
-$0.25
-$0.50
$0.05
$0.10
$(0.25)
$0.07
$0.19
1Q16
2Q16
3Q16
4Q16
1Q17
Reported

ROAA



2.5%
2.0%
1.5%
1.0%
0.5%
0.0%
-0.5%
-1.0%
-1.5%
1.99%
1.74%
1.49%
1.36%
1.75%
0.20%
0.38%
-0.92%
0.25%
0.73%
1Q16
2Q16
3Q16
4Q16
1Q17
Reported
PTPP *

ROATCE



10%
5%
0%
-5%
-10%
-15%
2.43%
4.57%
-10.36%
3.38%
8.88%
1Q16
2Q16
3Q16
4Q16
1Q17
Reported

* Represents pre-tax pre-provision return on average assets, a non-GAAP measure used by management to evaluate the Company's financial performance

Net Interest Income & Net Interest Margin



$35
$30
$25
$20
$15
$10
Net Interest Income
5.50%
5.00%
4.50%
4.00%
3.50%
3.00%
Net Interest Margin
$34.2
$33.5
$33.7
$32.2
$32.6
4.81%
4.76%
4.77%
4.71%
4.86%
4.29%
4.29%
4.20%
4.29%
4.42%
3.87%
3.74%
3.62%
3.40%
3.47%
1Q16
2Q16
3Q16
4Q16
1Q17
NII (L)
NIM (R)
Loan Yield (R)
Loan Yield excl. Fees (R)

$ in millions

Highlights

- The NIM increased 7 bps to 3.47% in 1Q17
- The primary factors impacting the NIM were:
  - Fed Funds rate increase added 10 bps to the NIM
  - Investing of excess liquidity took the yield on the portfolio up 38 bps and added 10 bps to the NIM
  - A full quarter of interest on the sub debt issued late in 4Q16 contracted the NIM by 6 bps
  - Lower purchase accounting accretion and less favorable earning asset mix accounted for the remaining 7 bps of NIM contraction
- Cost of deposits including noninterest-bearing was 0.68%, up 2 basis points compared to the prior quarter

Noninterest Income



Customer Service Fees
Loan Fees
Gain on sale of guaranteed portion of loans, net
Gain on sale of held-for-sale loans, net
Gain on sale of available-for-sale securities, net
Other
$6
$5
$4
$3
$2
$1
$0
$4.2
21.0%
1.0%
27.4%
16.8%
33.8%
$3.8
20.0%
22.7%
19.0%
38.3%
$4.1
19.4%
23.7%
19.7%
37.2%
$3.6
20.2%
10.5%
20.8%
48.6%
$5.6
10.8%
34.2%
14.8%
40.2%
1Q16
2Q16
3Q16
4Q16*
1Q17*

$ in millions, * excluding net loss on the sale of held-for-sale loans of $1.4 million in 4Q16, and $0.1 million in 1Q17, respectively

Noninterest Expense



Salaries and Employee Benefits
Occupancy
Professional & Regulatory Fees
Other
$25
$20
$15
$10
$5
$0
$19.5
18.2%
9.9%
10.4%
61.5%
$20.7
22.9%
11.8%
9.8%
55.4%
$23.4
30.3%
9.3%
9.4%
51.0%
$21.0
22.3%
11.6%
9.8%
56.3%
$20.8
19.4%
11.5%
9.6%
59.5%
1Q16
2Q16
3Q16
4Q16
1Q17

	1Q16	2Q16	3Q16	4Q16	1Q17
Efficiency Ratio	50.8%	55.4%	61.9%	61.0%	54.6%

$ in millions

Capital Position



Holding Company
Bank
Capital Adequacy Level *
10.0%
10.4%
7.0%
10.4%
10.4%
8.5%
12.3%
11.2%
10.5%
9.1%
9.1%
4.0%
CET1
Tier 1
Total RBC
T1 Leverage

Capital	$345.3	$355.3	$358.3	$355.3	$424.9	$383.3	$358.3	$355.3

$ in millions, * denotes fully phased-in capital adequacy to take effect on January 1, 2019, the Basel III Capital Rules will require GNBC to maintain an additional capital conservation buffer of 2.5% CET1, effectively resulting in minimum ratios of 7.0% CET1, 8.5% Tier 1, 10.5% Total RBC and 4.0% minimum leverage ratio

Proven Track Record as a Strategic Acquirer

Overview

- Selective use of strategic acquisitions to augment growth
- Focused on well managed banks in our target markets:
  - Favorable market share
  - Low cost deposit funding
  - Compelling fee income generating business
  - Growth potential
  - Other unique attractive characteristics
- Key metrics used when evaluating acquisitions:
  - EPS accretion / (dilution)
  - TBVPS earn-back
  - IRR
- Leverage reputation as an experienced acquirer
- Maintain discipline in pricing and pursue transactions expected to produce attractive risk adjusted returns

Acquisition History

Date	Target	Value	Loans	Deposits	Branches
October 2015	Patriot	$ 139	$ 1,081	$ 1,103	9
October 2014	SharePlus	$ 48	$ 251	$ 270	4
May 2012	Opportunity	$ 10	$ 26	$ 44	1
October 2011	Main Street	—	$ 13	$ 168	3
October 2010	La Jolla / One West	—	—	$ 188	1
December 2006	Redstone	—	$ 85	$ 183	2

Experienced Management Team

Name and Title	Qualification Details	Education & Experience
 **Manuel J. Mehos** **CEO, Green Bancorp, Inc.** **Chairman, Green Bank**	• Former Chairman / CEO / President of Coastal Bancorp, Inc. • Securities Sales at Goldman, Sachs & Co. • CPA at KPMG	• MBA – University of Texas • BBA – University of Texas • 30 years of banking
 **Geoffrey D. Greenwade** **President, Green Bancorp, Inc.** **President and CEO, Green Bank**	• Wells Fargo — Regional Manager of Business Banking — EVP, Commercial Business Banking • Bank of America — Banking Center President — Lending Manager	• MBA – Baylor University • BBA – Texas A&M University • 32 years of banking
 **Terry S. Earley** **Chief Financial Officer, Green Bancorp, Inc.**	• Yadkin – EVP & CFO • Rocky Mountain Bank – CEO • RBC Bank (USA) – CFO and COO • CPA at KPMG	• BSBA – UNC Chapel Hill • 33 years of banking
 **Donald Perschbacher** **EVP and Corporate Chief Credit Officer**	• BBVA Compass Bank – Former EVP and Credit Risk Executive • Guaranty Bank – Executive VP and Chief Credit Officer • Bank of America – SVP and Senior Approval Officer	• BBA in Finance – Texas A&M University • 31 years of banking

Closing Remarks

- Well positioned in attractive major metropolitan markets in Texas
- Scalable platform to accommodate significant organic growth and enhance profitability
- Strong loan originations
- Successful execution of the MARS initiative repositions the bank for balance sheet and earnings growth going forward
- Improving pre-tax pre-provision net income profile to drive core earnings

Appendix

Commercial Real Estate (CRE) Portfolio Detail

By Regional Distribution as of March 31, 2017 *



Other 2%
Dallas 17%
Remaining TX 12%
Central TX 10%
Houston 59%

By Product as of March 31, 2017



Land 5%
Residential RE 3%
Hospitality 5%
Multifamily 26%
Senior Housing 6%
Industrial Warehouse 13%
Office 20%
Retail 22%

CRE vs. ADC as of March 31, 2017



ADC 15%
CRE 85%

* Central TX denotes Austin, San Antonio and San Marcos

Note: Portfolio Detail excludes Farmland per CRE guidance regulations, though it is included in financial reporting

Financial Targets - Updated

- FY 2017 Net Interest Margin in the range of 3.65-3.75%
- FY 2017 Net Interest Income in the range of $135-145 million
- FY 2017 Provision Expense in the range of $14-16 million
- FY 2017 Noninterest Income in the range of $18-21 million
    - Expect the quarterly run rate to be ~$5 million through the remainder of 2017
- FY 2017 Noninterest Expense in the range of $80-84 million
    - Expect the quarterly run rate to be ~$20-21 million through the remainder of 2017

Analyst Coverage

Firm	Analyst	Rating	Price Target	2017E EPS	2018E EPS
HOVDE GROUP	Kevin Fitzsimmons	Outperform	$21.50	$1.05	$1.40
KBW Keefe, Bruyette & Woods Specialists in Financial Services A Stifel Company	Brady Gailey	Market Perform	$20.00	$1.08	$1.40
PiperJaffray	Brett Rabatin	Overweight	$21.00	$1.07	$1.31
Sandler O'Neill + Partners	Brad Milsaps	Buy	$21.00	$1.05	$1.50
SunTrust Robinson Humphrey	Michael Young	Hold	$19.00	$1.00	$1.25
		Mean	**$20.50**	**$1.05**	**$1.37**

GAAP to Non-GAAP Reconciliations

Reconciliation of Total Shareholders' Equity to Tangible Common Equity

	Mar 31, 2017	Dec 31, 2016	Sep 30, 2016	Jun 30, 2016	Mar 31, 2016
		(Dollars in thousands, except per share data)			
Tangible Common Equity					
Total shareholders' equity	$ 437,288	$ 430,482	$ 426,215	$ 434,941	$ 430,910
Adjustments:					
Goodwill	85,291	85,291	85,291	85,291	85,291
Core deposit intangibles	9,595	9,975	10,356	10,758	11,160
Tangible Common Equity	$ 342,402	$ 335,216	$ 330,568	$ 338,892	$ 334,459
Common shares outstanding [1]	37,015	36,988	36,683	36,620	36,610
Book value per common share [1]	$ 11.81	$ 11.64	$ 11.62	$ 11.88	$ 11.77
Tangible book value per common share [1]	$ 9.25	$ 9.06	$ 9.01	$ 9.25	$ 9.14

[1] Excludes the dilutive effect of common stock issuable upon exercise of outstanding stock options. The number of exercisable options outstanding was 472,653 as of Mar 31, 2017; 493,241 as of Dec 31, 2016; 792,619 as of Sep 30, 2016; 785,352 as of Jun 30, 2016; and 874,466 as of Mar 31, 2016.

Reconciliation of Avg. Tangible Common Equity to Avg. Common Equity and Net Income excl. Amortization of Core Deposit Intangibles, Net of Tax to Net Income

	Mar 31, 2017	Dec 31, 2016	Sep 30, 2016	Jun 30, 2016	Mar 31, 2016
	(Dollars in thousands)				
Net income (loss) adjusted for amortization of core deposit intangibles					
Net income (loss)	$ 7,212	$ 2,544	$ (8,986)	$ 3,631	$ 1,839
Adjustments:					
Plus: Amortization of core deposit intangibles	380	382	402	402	402
Less: Tax benefit at the statutory rate	133	134	141	141	141
Net income (loss) adjusted for amortization of core deposit intangibles	$ 7,459	$ 2,792	$ (8,725)	$ 3,892	$ 2,100
Average Tangible Common Equity					
Total average shareholders' equity	$ 435,695	$ 427,550	$ 434,620	$ 435,459	$ 440,745
Adjustments:					
Average goodwill	85,291	85,291	85,291	85,291	85,288
Average core deposit intangibles	9,844	10,223	10,618	11,020	11,420
Average tangible common equity	$ 340,560	$ 332,036	$ 338,711	$ 339,148	$ 344,037
Return on Average Tangible Common Equity	8.88 %	3.38 %	(10.36) %	4.57 %	2.43 %

Reconciliation of Allowance for Loan Losses plus Acquired Loans Net Discount to Total Loans adj. for Acquired Loan Net Discount

	Mar 31, 2017	Dec 31, 2016	Sep 30, 2016	Jun 30, 2016	Mar 31, 2016
	(Dollars in thousands)				
Allowance for loan losses plus acquired loan net discount					
Allowance for loan losses at end of period	$ 31,936	$ 26,364	$ 35,911	$ 47,420	$ 39,714
Plus: Net discount on acquired loans	7,314	9,937	13,698	20,412	22,871
Total allowance plus acquired loan net discount	$ 39,250	$ 36,301	$ 49,609	$ 67,832	$ 62,585
Total loans adjusted for acquired loan net discount					
Total loans	$ 3,012,275	$ 3,098,220	$ 3,047,618	$ 3,189,436	$ 3,168,183
Plus: Net discount on acquired loans	7,314	9,937	13,698	20,412	22,871
Total loans adjusted for acquired loan net discount	$ 3,019,589	$ 3,108,157	$ 3,061,316	$ 3,209,848	$ 3,191,054
Allowance for loan losses plus acquired loan net discount loans to total loans adjusted for acquired loan net discount	1.30 %	1.17 %	1.62 %	2.11 %	1.96 %

Reconciliation of Pre-Tax Pre-Provision Return on Avg. Assets

	For the Quarter Ended				
	Mar 31, 2017	Dec 31, 2016	Sep 30, 2016	Jun 30, 2016	Mar 31, 2016
	(Dollars in thousands)				
Pre-Tax, Pre-Provision Net Income					
Net Income (loss)	$ 7,212	$ 2,544	$ (8,986)	$ 3,631	$ 1,839
Plus: Provision (benefit) for income taxes	3,942	1,355	(4,831)	2,017	1,057
Plus: Provision for loan losses	6,145	9,500	28,200	11,000	16,000
Total pre-tax, pre-provision net income	$ 17,299	$ 13,399	$ 14,383	$ 16,648	$ 18,896
Total Average Assets	$ 4,016,744	$ 3,974,244	$ 3,894,127	$ 3,803,832	$ 3,769,424
Pre-Tax, Pre-Provision Return on Average Assets	1.75 %	1.36 %	1.49 %	1.74 %	1.99 %